UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

_________________

FRP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30292L107

(CUSIP Number)

Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor

Jacksonville, FL 32202

(904) 665-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2018

(Date of Event which Requires Filing of this Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

____________________________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Edward L. Baker Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,220
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 69,220*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,220*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 423,474
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 423,474
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) John D. Baker Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 235,789
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 235,789
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,789
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Trust for John D. Baker II
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 660
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 660
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 660
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Anne D. Baker Revocable Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,789
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,789
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,789
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Edward L’Engle Baker II Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 96,640
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,640
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,640
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) John D. Baker III Revocable Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 96,640*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,640
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,640
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Susan A. Baker Revocable Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,297
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 97,297
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,297
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Thompson S. Baker II Revocable Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 155,600
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 155,600
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Martha F. Baker Revocable Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,199
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,199
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Julia Elizabeth Baker Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,199
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,199
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Mary Cameron Baker Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,199
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,199
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Samuel McDonald Baker Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,199
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,199
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	2

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 2”) is filed jointly by (i) Edward L. Baker Living Trust, (ii) Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, (iii) John D. Baker II Living Trust, (iv) Trust for John D. Baker II, (v) Anne D. Baker Revocable Living Trust, (vi) Edward L’Engle Baker II Revocable Living Trust, (vii) John D. Baker III Revocable Living Trust (viii) Susan A. Baker Revocable Living Trust, (ix) Thompson S. Baker II Revocable Living Trust, (x) Martha F. Baker Revocable Living Trust, (xi) Julia Elizabeth Baker Trust, (xii) Mary Cameron Baker Trust, and (xiii) Samuel McDonald Baker Trust (collectively, the “Reporting Persons”) to amend the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 2, 2018 (the “Schedule 13D”) filed jointly by the Reporting Persons and Edward L. Baker, John D. Baker II, Edward L. Baker II, the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, and the Trust FBO Sarah B. Porter U/A Cynthia L. Baker Trust Dated 4/30/1965 (together with the Reporting Persons, the “Shareholders”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D remain unchanged in all material respects.

As previously disclosed in the Schedule 13D, the Shareholders entered into a Voting Agreement in connection with the Sale Transaction, pursuant to which the Shareholders agreed to vote all shares of the Issuer’s common stock in favor of certain transactions relating to the Sale Transaction. The Shareholders determined that, following the consummation of the Sale Transaction (the “Closing”), they no longer hold shares of common stock of the Issuer with any purpose, or with the effect of, changing or influencing control over the Issuer. Since the Closing, certain Shareholders have continued to report their beneficial ownership of common stock of the Issuer on Schedule 13D or Schedule 13G, thereby amending and superseding the Schedule 13D with respect to such Shareholders. The Reporting Persons have determined that they are no longer required to report their beneficial ownership on Schedule 13D or Schedule 13G. Consequently, this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing with respect to the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended to add the following:

On May 21, 2018, the Issuer and Purchaser completed the Sale Transaction. As a result, the Voting Agreement terminated in accordance with its terms. The Shareholders have determined that, following the Closing of the Sale Transaction and the termination of the Voting Agreement, the Shareholders no longer hold shares of common stock of the Issuer with any purpose, or with the effect of, changing or influencing control over the Issuer. This report is the final amendment to the Schedule 13D and constitutes an exit filing with respect to the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a)       Edward L. Baker is the beneficial owner of 496,815 shares of common stock of the Issuer, which constitutes 5.1% of the issued and outstanding common stock of the Issuer. Mr. Baker’s beneficial ownership includes (i) 4,121 shares he holds directly; (ii) 69,220 shares held by the Edward L. Baker Living Trust, for which Mr. Baker serves as sole trustee and is the sole beneficiary; and (iii) 423,474 shares held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, for which Mr. Baker serves as co-trustee and is the sole income beneficiary, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein.

The Edward L. Baker Living Trust is the beneficial owner of 69,220 shares of common stock of the Issuer, which constitutes 0.7% of the issued and outstanding common stock of the Issuer. Such shares are included in Edward L. Baker’s beneficial ownership.

SCHEDULE 13D
CUSIP No. 30292L107	2

The Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 is the beneficial owner of 423,474 of common stock of the Issuer, which constitutes 4.3% of the issued and outstanding common stock of the Issuer. Such shares are included in Edward L. Baker’s and Thompson S. Baker II’s beneficial ownership.

John D. Baker II is the beneficial owner of 1,394,769 shares of common stock of the Issuer, which constitutes 14.2% of the issued and outstanding common stock of the Issuer. Mr. Baker’s beneficial ownership includes (i) 18,480 shares he holds directly; (ii) 10,025 shares held in retirement accounts; (iii) 235,789 shares held by the John D. Baker II Living Trust, for which Mr. Baker serves as sole trustee and is the sole beneficiary; (iv) 1,113,474 shares held by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, for which Mr. Baker serves as co-trustee and is the sole income beneficiary, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; (v) 660 shares held by the Trust for John D. Baker II, for which Mr. Baker serves as sole trustee and is the sole beneficiary; (vi) 3,789 shares held by his wife’s trust, the Anne D. Baker Revocable Living Trust, as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (vii) the 12,552 stock options that are exercisable within sixty days.

The John D. Baker II Living Trust is the beneficial owner of 236,449 shares of common stock of the Issuer, which constitutes 2.4% of the issued and outstanding common stock of the Issuer. Such shares are included in John D. Baker II’s beneficial ownership.

The Trust for John D. Baker II is the beneficial owner of 660 shares of common stock of the Issuer, which constitutes less than 0.1% of the issued and outstanding common stock of the Issuer. Such shares are included in John D. Baker II’s beneficial ownership.

The Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 is the beneficial owner of 1,113,474 shares of common stock of the Issuer, which constitutes 11.3% of the issued and outstanding common stock of the Issuer. Such shares are included in John D. Baker II’s and Edward L. Baker II’s beneficial ownership.

Anne D. Baker is the beneficial owner of 1,394,769 shares of common stock of the Issuer, which constitutes 14.2% of the issued and outstanding common stock of the Issuer. Mrs. Baker’s beneficial ownership includes (i) 3,789 shares of common stock held by the Anne D. Baker Revocable Living Trust, for which Mrs. Baker serves as the sole trustee and is the sole beneficiary, and (ii) 1,390,980 additional shares beneficially owned by her husband, John D. Baker II, as to which Mrs. Baker disclaims beneficial ownership except to the extent of her pecuniary interest therein.

The Anne D. Baker Revocable Living Trust is the beneficial owner of 3,789 shares of common stock of the Issuer, which constitutes less than 0.1% of the issued and outstanding common stock of the Issuer. Such shares are included in John D. Baker II’s and Anne D. Baker’s beneficial ownership.

Edward L. Baker II is the beneficial owner of 1,210,774 shares of common stock of the Issuer, which constitutes 12.3% of the issued and outstanding common stock of the Issuer. Mr. Baker’s beneficial ownership includes (i) 660 shares he holds directly; (ii) 96,640 shares held by the Edward L’Engle Baker II Revocable Living Trust, for which Mr. Baker serves as sole trustee and is the sole beneficiary; and (iii) 1,113,474 shares held by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, for which Mr. Baker serves as co-trustee, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein.

The Edward L’Engle Baker II Revocable Living Trust is the beneficial owner of 96,640 shares of common stock of the Issuer, which constitutes 1.0% of the issued and outstanding common stock of the Issuer. Such shares are included in Edward L. Baker II’s beneficial ownership.

John D. Baker III is the beneficial owner of 106,511 shares of common stock of the Issuer, which constitutes 1.1% of the issued and outstanding common stock of the Issuer. Mr. Baker’s beneficial ownership includes (i) the 99,640 shares held by the John D. Baker III Revocable Living Trust, for which Mr. Baker serves

SCHEDULE 13D
CUSIP No. 30292L107	2

as the sole trustee and is the sole beneficiary; (ii) 5,400 shares held directly; and (iii) 1,471 shares underlying stock options that are exercisable within the next sixty days.

The John D. Baker III Revocable Living Trust is the beneficial owner of 96,640 shares of common stock of the Issuer, which constitutes 1.0% of the issued and outstanding common stock of the Issuer. Such shares are included in John D. Baker III’s beneficial ownership.

Susan Baker Williams (formerly Susan A. Baker) is the beneficial owner of 97,297 shares of common stock of the Issuer, which constitutes 1.0% of the issued and outstanding common stock of the Issuer. All such shares are held by the Susan A. Baker Revocable Living Trust, for which Mrs. Baker serves as the sole trustee and is the sole beneficiary.

The Susan A. Baker Revocable Living Trust is the beneficial owner of 97,297 shares of common stock of the Issuer, which constitutes 1.0% of the issued and outstanding common stock of the Issuer. Such shares are included in Susan Baker Williams’ beneficial ownership.

Thompson S. Baker II is the beneficial owner of 587,870 shares of common stock of the Issuer, which constitutes 6.0% of the issued and outstanding common stock of the Issuer. Mr. Baker’s beneficial ownership includes (i) 155,600 shares held by Thompson S. Baker II Revocable Living Trust, for which Mr. Baker serves as the sole trustee and is the sole beneficiary; (ii) 423,474 shares held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, for which Mr. Baker serves as co-trustee, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; (iii) 2,199 shares held by his wife’s trust, the Martha F. Baker Revocable Living Trust, as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein; (iv) 2,199 shares held by his daughter’s trust, the Julia Elizabeth Baker Trust, for which Mr. Baker serves as co-trustee, and as to which Mr. Baker disclaims beneficial ownership; (v) 2,199 shares held by his daughter’s trust, the Mary Cameron Baker Trust, for which Mr. Baker serves as co-trustee, and as to which Mr. Baker disclaims beneficial ownership; and (vi) 2,199 shares held by his son’s trust, the Samuel McDonald Baker Trust, for which Mr. Baker serves as co-trustee, and as to which Mr. Baker disclaims beneficial ownership.

The Thompson S. Baker II Revocable Living Trust is the beneficial owner of 155,600 shares of common stock of the Issuer, which constitutes 1.6% of the issued and outstanding common stock of the Issuer. Such shares are included in Thompson S. Baker II’s and Martha F. Baker’s beneficial ownership.

Martha F. Baker is the beneficial owner of 587,870 shares of common stock of the Issuer, which constitutes 6.0% of the issued and outstanding common stock of the Issuer. Mrs. Baker’s beneficial ownership includes (i) 2,199 shares owned by the Martha F. Baker Revocable Living Trust, for which Mrs. Baker serves as the sole trustee and is the sole beneficiary; (ii) 2,199 shares held by her daughter’s trust, the Julia Elizabeth Baker Trust, for which Mrs. Baker serves as co-trustee, and as to which Mrs. Baker disclaims beneficial ownership; (iii) 2,199 shares owned by her daughter’s trust, the Mary Cameron Baker Trust, for which Mrs. Baker serves as co-trustee, and as to which Mrs. Baker disclaims beneficial ownership; (iv) 2,199 shares held by her son’s trust, the Samuel McDonald Baker Trust, for which Mrs. Baker serves as co-trustee, and as to which Mr. Baker disclaims beneficial ownership; and (v) 579,074 additional shares beneficially owned by her husband, Thompson S. Baker II, as to which Mrs. Baker disclaims beneficial ownership except to the extent of her pecuniary interest therein.

The Martha F. Baker Revocable Living Trust is the beneficial owner of 2,199 shares of common stock of the Issuer, which constitutes less than 0.1% of the issued and outstanding common stock of the Issuer. Such shares are included in Thompson S. Baker II’s and Martha F. Baker’s beneficial ownership.

The Julia Elizabeth Baker Trust is the beneficial owner of 2,199 shares of common stock of the Issuer, which constitutes less than 0.1% of the issued and outstanding common stock of the Issuer. Such shares are included in Thompson S. Baker II’s and Martha F. Baker’s beneficial ownership.

SCHEDULE 13D
CUSIP No. 30292L107	2

The Mary Cameron Baker Trust is the beneficial owner of 2,199 shares of common stock of the Issuer, which constitutes less than 0.1% of the issued and outstanding common stock of the Issuer. Such shares are included in Thompson S. Baker II’s and Martha F. Baker’s beneficial ownership.

The Samuel McDonald Baker Trust is the beneficial owner of 2,199 shares of common stock of the Issuer, which constitutes less than 0.1% of the issued and outstanding common stock of the Issuer. Such shares are included in Thompson S. Baker II’s and Martha F. Baker’s beneficial ownership.

Cynthia P. Ogden is the beneficial owner of 913,911 shares of common stock of the Issuer, which constitutes 9.3% of the issued and outstanding common stock of the Issuer. All such shares are held by CLB 1965, LLC (as successor to the Trust FBO Sarah B. Porter U/A Cynthia L. Baker Trust dated 4/30/1965), of which Ms. Ogden is the manager.

CLB 1965, LLC (as successor to the Trust FBO Sarah B. Porter U/A Cynthia L. Baker Trust dated 4/30/1965) is the beneficial owner of 913,911 shares of common stock of the Issuer, which constitutes 9.3% of the issued and outstanding common stock of the Issuer. Such shares are included in Cynthia P. Ogden’s beneficial ownership.

The Reporting Persons and other individuals named in this Item 2 beneficially own, in the aggregate, 3,324,467 shares of shares of common stock of the Issuer, which constitutes 33.8% of the issued and outstanding common stock of the Issuer.

(b)       Edward L. Baker has sole voting and dispositive power with respect to 73,341 shares of common stock, which includes: (i) 4,121 shares held directly by Mr. Baker and (ii) the 69,220 shares held by the Edward L. Baker Living Trust, as sole trustee. Mr. Baker has shared voting and dispositive power with respect to the 423,474 shares of common stock held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee.

The Edward L. Baker Living Trust has sole voting and dispositive power with respect to the 69,220 shares of common stock held by the Edward L. Baker Living Trust and has no shared voting or dispositive power.

The Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 has sole voting and dispositive power with respect to 423,474 shares of common stock held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 and has no shared voting or dispositive power.

John D. Baker II has sole voting and dispositive power with respect to 259,134 shares of common stock, which includes: (i) 18,480 shares held directly by Mr. Baker; (ii) 10,025 shares held in Mr. Baker’s retirement accounts; (iii) the 235,789 shares held by the John D. Baker II Living Trust, as sole trustee; and (iv) the 660 shares held by the Trust for John D. Baker II, as sole trustee. Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares of common stock held by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee.

The John D. Baker II Living Trust has sole voting and dispositive power with respect to the 235,789 shares of common stock held by the John D. Baker II Living Trust and has no shared voting or dispositive power.

The Trust for John D. Baker II has sole voting and dispositive power with respect to the 660 shares of common stock held by the Trust for John D. Baker II and has no shared voting or dispositive power.

The Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 has sole voting and dispositive power with respect to 1,113,474 shares of common stock and no shared voting or dispositive power.

The Anne D. Baker Revocable Living Trust has sole voting and dispositive power with respect to the 3,789 shares of common stock held by the Anne D. Baker Revocable Living Trust and has no shared voting or dispositive power.

SCHEDULE 13D
CUSIP No. 30292L107	2

Anne D. Baker has sole voting and dispositive power with respect to the 3,789 shares of common stock held by the Anne D. Baker Revocable Living Trust, as sole trustee, and has no shared voting or dispositive power.

Edward L. Baker II has sole voting and dispositive power with respect to 97,300 shares of common stock, which includes: (i) 660 shares held directly and (ii) the 96,640 shares held by the Edward L’Engle Baker II Revocable Living Trust, as sole trustee. Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares of common stock held by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee.

The Edward L’Engle Baker II Revocable Living Trust has sole voting and dispositive power with respect to the 96,640 shares of common stock held by the Edward L’Engle Baker II Revocable Living Trust and has no shared voting or dispositive power.

The John D. Baker III Revocable Living Trust has sole voting and dispositive power with respect to 105,040 shares of common stock, which includes: (i) the 99,640 shares of common stock held by the John D. Baker III Revocable Living Trust and (ii) 5,400 shares of common stock held directly by Mr. Baker. Mr. Baker has no shared voting or dispositive power.

John D. Baker III has sole voting and dispositive power with respect to the 99,640 shares of common stock held by the John D. Baker III Revocable Living Trust, as sole trustee, and has no shared voting or dispositive power.

The Susan A. Baker Revocable Living Trust has sole voting and dispositive power with respect to the 97,297 shares of common stock held by the Susan A. Baker Revocable Living Trust and has no shared voting or dispositive power.

Susan Baker Williams has sole voting and dispositive power with respect to the 97,297 shares of common stock held by the Susan A. Baker Revocable Living Trust, as sole trustee, and has no shared voting or dispositive power.

Thompson S. Baker II has sole voting and dispositive power with respect to the 155,600 shares of common stock held by the Thompson S. Baker II Revocable Living Trust, as sole trustee, and has shared voting and dispositive power with respect to (i) the 423,474 shares of common stock held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee; (ii) the 2,199 shares of common stock held by the Julia Elizabeth Baker Trust, as co-trustee; (iii) the 2,199 shares of common stock held by the Mary Cameron Baker Trust, as co-trustee; and (iv) the 2,199 shares of common stock held by the Samuel McDonald Baker Trust, as co-trustee.

The Thompson S. Baker II Revocable Living Trust has sole voting and dispositive power with respect to the 155,600 shares of common stock held by the Thompson S. Baker II Revocable Living Trust and has no shared voting or dispositive power.

Martha F. Baker has sole voting and dispositive power with respect to the 2,199 shares of common stock held by the Martha F. Baker Revocable Living Trust, as sole trustee, and has shared voting and dispositive power with respect to (i) the 2,199 shares of common stock held by the Julia Elizabeth Baker Trust, as co-trustee; (ii) the 2,199 shares of common stock held by the Mary Cameron Baker Trust, as co-trustee; and (iii) the 2,199 shares of common stock held by the Samuel McDonald Baker Trust, as co-trustee.

The Martha F. Baker Revocable Living Trust has sole voting and dispositive power with respect to the 2,199 shares of common stock held by the Martha F. Baker Revocable Living Trust and has no shared voting or dispositive power.

The Julia Elizabeth Baker Trust has sole voting and dispositive power with respect to the 2,199 shares of common stock held by the Julia Elizabeth Baker Trust and no shared voting or dispositive power.

SCHEDULE 13D
CUSIP No. 30292L107	2

The Mary Cameron Baker Trust has sole voting and dispositive power with respect to the 2,199 shares of common stock held by the Mary Cameron Baker Trust and no shared voting or dispositive power.

The Samuel McDonald Baker Trust has sole voting and dispositive power with respect to the 2,199 shares of common stock held by the Samuel McDonald Baker Trust and no shared voting or dispositive power.

Cynthia P. Ogden has sole voting and dispositive power with respect to the 913,911 shares of common stock held by CLB 1965, LLC (as successor to the Trust FBO Sarah B. Porter U/A Cynthia L. Baker Trust dated 4/30/1965), as manager, and no shared voting or dispositive power.

CLB 1965, LLC (as successor to the Trust FBO Sarah B. Porter U/A Cynthia L. Baker Trust dated 4/30/1965) has sole voting and dispositive power with respect to the 913,911 shares of common stock held by the CLB 1965, LLC has and has no shared voting or dispositive power.

(c)       Other than disclosed in this Statement, no transactions were effected by the Reporting Persons in the past sixty days.

(d)       No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)       Not applicable.

SCHEDULE 13D
CUSIP No. 30292L107	2

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 7, 2020

EDWARD L. BAKER LIVING TRUST

By: /s/ Edward L. Baker, as trustee

Edward L. Baker, as trustee

By: /s/ John D. Baker II, as trustee

John D. Baker II, as trustee

TRUST FBO EDWARD L. BAKER U/A CYNTHIA L. BAKER TRUST DATED 4/30/1965

By: /s/ Edward L. Baker, as trustee

Edward L. Baker, as trustee

By: /s/ Thompson S. Baker II, as trustee

Thompson S. Baker II, as trustee

JOHN D. BAKER II LIVING TRUST

By: /s/ John D. Baker II, as trustee

John D. Baker II, as trustee

TRUST FOR JOHN D. BAKER II

By: /s/ John D. Baker II, as trustee

John D. Baker II, as trustee

ANNE D. BAKER REVOCABLE

LIVING TRUST

By: /s/ Anne D. Baker, as trustee

Anne D. Baker, as trustee

/s/ Edward L. Baker II

EDWARD L. BAKER II,
in his individual capacity

EDWARD L’ENGLE BAKER II

REVOCABLE LIVING TRUST

By: /s/ Edward L. Baker II, as trustee

Edward L. Baker II, as trustee

JOHN D. BAKER III REVOCABLE

LIVING TRUST

By: /s/ John D. Baker III, as trustee

John D. Baker III, as trustee

SUSAN A. BAKER REVOCABLE

LIVING TRUST

By: /s/ Susan Baker Williams, as trustee

Susan Baker Williams , as trustee

THOMPSON S. BAKER II REVOCABLE

LIVING TRUST

By: /s/ Thompson S. Baker II, as trustee

Thompson S. Baker II, as trustee

MARTHA F. BAKER REVOCABLE

LIVING TRUST

By: /s/ Martha F. Baker, as trustee

Martha F. Baker, as trustee

JULIA ELIZABETH BAKER TRUST

By: /s/ Thompson S. Baker II, as trustee

Thompson S. Baker II, as trustee

By: /s/ Martha F. Baker, as trustee

Martha F. Baker, as trustee

MARY CAMERON BAKER TRUST

By: /s/ Thompson S. Baker II, as trustee

Thompson S. Baker II, as trustee

By: /s/ Martha F. Baker, as trustee

Martha F. Baker, as trustee

SAMUEL MCDONALD BAKER TRUST

By: /s/ Thompson S. Baker II, as trustee

Thompson S. Baker II, as trustee

By: /s/ Martha F. Baker, as trustee

Martha F. Baker, as trustee